

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via Facsimile</u>
Kit Leong Low
Chief Financial Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

> **Re: Focus Media Holding Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 20, 2011**
> **File No. 000-51387**

Dear Mr. Low:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information, page 3

Risk Factors, page 7

Risks Relating to Compliance with PRC Law, page 7

We may be deemed a PRC resident enterprise under the PRC Enterprise…, page 13

1. On page 14, in the last paragraph under this risk factor, you state that "[s]ince the beginning of 2009, our management team has been meeting and negotiating with potential overseas investors…for certain significant restructuring activities." Please revise your disclosure where appropriate to tell us more about the status of these negotiations and what significant restructuring activities are you are planning.

PRC regulations relating to offshore investment activities by PRC residents…, page 14

2. In the middle of page 15, you disclose that due to your frequent acquisitions and dispositions and the complexity of the SAFE registration requirements your CEO, Jason Nanchun Jiang, has in the past failed and may fail in the future to make registrations in compliance with these regulations. Please revise this section to provide context to this risk by disclosing the amount of transactions that are currently unregistered in violation of the SAFE regulations.

Risks Relating to Our Business and Industry, page 16

If we are unable to obtain or retain desirable placement locations for out LCD…, page 18

3. Please explain the change in disclosed location costs and cost of revenues as a percentage of total revenues in 2008 and 2009. We note that in your Form 20-F for fiscal year ended December 31, 2009 you disclosed your location costs to be 45.5% and 35.6% of total revenues in years 2008 and 2009, respectively. In the Form 20-F for fiscal year ended December 31, 2010, your disclosure reports these figures as 59.5% in 2008 and 48.9% in 2009. Similarly, addressing cost of revenue in fiscal year 2009 you reported figures of 24.5% and 23.9% in years 2008 and 2009, respectively. In your fiscal year 2010 disclosure you report cost of revenue to be 29.1% in 2008 and 29.7% in 2009.

Item 4. Information on the Company, page 36

4. Please expand the disclosure of the purchase of 15.3 million shares of VisionChina Media Inc. to include how the $61 million purchase price was determined.

Business Overview, page 38

5. Please revise this section and other sections, where appropriate, to reflect your current business. We note you disposed of Allyes in 2010, but continue to report your business as being "a leading provider of Internet marketing solutions in China."

LCD display network, page 40

6. You state that the majority of your LCD screen network is in "heavy-traffic areas of commercial office buildings." Please provide context for this statement by, for example, revising your disclosure to state the percentage of LCD screens in these areas.

Relationships with Location Providers, page 43

7. At the end of the second paragraph under this heading, you state that "[e]ach of our flat-panel displays is inspected at least once daily." Please explain whether you rely on your own employees to conduct these daily inspections. We note that you have 3138 employees working in operations and as of September 30, 2011 you report having over 170,000 LCD display screens alone.

Our Corporate Structure and Contractual Arrangements, page 51

8. Please revise the chart of your corporate structure to include the following by footnote:

    •   Names of the subsidiaries controlled at each operating level, including the WFOE Operating Subsidiaries, Other Focus Media Operating Subsidiaries, Huaguang Operating Subsidiaries, and Other PRC Operating Affiliates;
    •   A description of the kinds and amount of loans referenced in footnote (1); and
    •   Reference to the specific agreements in place to assure effective control and economic benefit as disclosed in footnotes (2) and (3).

9. Additionally, disclose the names of the individuals or entities designated by you that control the remaining interests in the "Other PRC Operating Affiliates" not 100% controlled by Focus Media Advertisement.

Item 5. Operating and Financial Review and Prospects, page 54

Overview, page 54

10. In the last bullet point on page 55, you describe a transaction entered into with GBL III Limited, an entity controlled by Goldman Sachs, and Management Entities controlled by certain of your employees, directors and management with Shanghai Hua Guang Chuanzhi OOH Ltd., your outdoor media subsidiary. Under this definitive equity transfer agreement Goldman Sachs will acquire a 30% interest in OOH from you for $21 million and the Management Entities will acquire an additional 19% equity in OOH for $13.3 million, leaving Focus Media with a 51% indirect equity interest in OOH.

    Please revise your disclosure to tell us which of your networks are held under OOH and constitute "outdoor media." We note that beginning on page 38 you describe your different operating networks, but it is unclear which networks may include a component of what you consider outdoor media. Include detailed discussion of the number of screens, posters, billboards or other assets that are controlled by OOH.

    Additionally, please disclose the names of the individuals that constitute the Management Entities and which of your employees, directors and management control these entities.

Lastly, please explain in greater detail how you believe this partial disposal allows you to recoup a majority of the investments in OOH while retaining upside potential in the business. We note that you have repeatedly, and as recently as 2010 with the eventual sale of Allyes, engaged in similarly structured agreements that later result in the complete disposition of a subsidiary.

11. In your Form 6-K filed November 22, 2011, you state that you have been active in growing your business through acquisitions including returning to and building an investment strategy around your core outdoor digital advertising business. Here, on page 55, you describe the OOH transaction to sell a 49% interest in your "outdoor media subsidiary." In the last bullet point under the header beginning with "Allegations related to historical acquisitions…" in the Form 6-K, you state that OOH represents a non-core asset that did not result in significant value as an "advertising agency business." Please reconcile.

12. Please expand the discussion to include information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIEs in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIEs.

13. Also, revise to include a detailed discussion of risks and uncertainties that may result in deconsolidation of the VIEs.

14. Please expand the disclosure of critical accounting policies on page 64 to include your assumptions, risks and uncertainties in accounting for VIEs and consolidating the operations of the VIEs.

15. Refer to your discussion of the sale of interest in OOH to Management Entities and Goldman Sachs on pages 55 and 98. Please expand the discussion to explain the business purpose for these transactions and how the equity interests were valued.

16. Refer to the webcast of your conference call dated November 22, 2011. We note that the rationale presented for the cancellation of various contracts shortly after acquiring businesses was to eliminate the need to pay potential earn-outs in excess of $200 million at a time when you only had $200 million of cash on hand. Please expand MD&A to include detailed disclosure and a discussion of all earn-out commitments outstanding at any time during the periods presented.

Cost of Revenues, page 60

Selling and Marketing, page 62

17. Please explain the change in selling and marketing expenses accounted for in 2008 and 2009. We note that in your Form 20-F for fiscal year ended December 31, 2009 you

disclosed this expense to be 14.9% and 21.2% of total revenues in years 2008 and 2009, respectively. In the Form 20-F for fiscal year ended December 31, 2010, your disclosure reports these figures as 20.1% in both 2008 and 2009. Please reconcile.

Acquisitions, page 71

18. Please revise this section to include a table that clearly summarizes the details of the contingent consideration by acquisition entity including contingent consideration payments already made and the amounts outstanding. Also, on page 67 we note that the contingent consideration for your reporting units were each calculated at multiples of approximately 1 to 17.5 of the specified earning targets for each entity. Disclose the specific metric used as "earnings targets," for example, net income before taxes. We note that in 2010 you paid over $34.8 million to resolve contingent considerations for the prior year and what appears to a larger amount in 2009.

Disposition, page 72

2009, page 72

19. Under this heading you include a summary of seven subsidiaries sold back to their original owners in 2009. Please disclose the name of the original seller(s) that later repurchased these entities.

Item 15. Controls and Procedures, page 112

20. We note that you concluded that your internal control over financial reporting was effective as of December 31, 2010. We also note in your Forms 6-K dated November 22, 2011 and November 30, 2011 that you are completing the engagement of two reputable independent survey firms to audit the numbers of the company's displays in the LCD display and poster frame network. Since your LCD display and poster screens are an integral component in your revenue cycle, please tell us how you were able conclude that your internal control over financial reporting was effective as of December 31, 2010. In your response please address the recent reclassifications between LCD 1.0 displays and poster displays noted in your Form 6-K dated November 30, 2011. Also describe any procedures performed internally or by independent third parties to inventory your revenue producing assets as of December 31, 2010.

Financial Statements

Note 2 – Summary of Significant Accounting policies, page F-10

21. Refer to your accounting policy for revenue recognition on page F-12 and the Form 6-K dated November 30, 2011. Please expand the disclosure to include how you determine that the services have been delivered and which specific services have been delivered in

light of your recent Form 6-K disclosure that you have engaged an independent firm to survey your LCD and poster display. Tell us how you concluded that there is adequate assurance that the exact services recognized were rendered. For example, tell us how you determined that the appropriate rates were charged for the specific type of equipment in the field.

Note 3 – Variable Interest Entities, page F-16

22. Disclose any substantive kick-out rights of the VIEs to unilaterally terminate the contracts and also disclose how the contract can terminate and whether the VIEs can force termination (e.g., VIEs can exit with payment of termination fee).

23. Disclose the significant activities of the VIEs that are covered by the contractual arrangement, considering limitations in scope to a particular set of activities or phase of an entity's life cycle and limitations in length of term or conditions that could result in shortened term (e.g., must VIEs agree to extension of fixed term?).

24. Disclose uncertainties and risks that may be encountered, such as:

   • VIEs may breach the contractual arrangements for various reasons (e.g., dispute, dissatisfaction with contract terms, better opportunities outside of contractual arrangement),
   • Agreements may not be enforceable for various reasons (e.g., equity pledge agreements were not registered, lack of recognition by PRC government),
   • PRC government may restrict activities of operating entity (VIEs), or
   • PRC government may prohibit contractual arrangements altogether.

25. Describe any change in facts or circumstances that change the activities of the VIEs or nature of the WFOE's involvement including:

   • Agreements terminated and equity pledge agreements were not registered,
   • Dispute between VIE owners and WFOE, or
   • Government intervention.

26. Please expand the disclosure of your basis for consolidation to include all of the following disclosure requirements pursuant to ASC 810-10-50:

   • Methodology for determining whether the reporting entity is the primary beneficiary, including significant judgments and assumptions made;
   • Qualitative and quantitative information about involvement with VIEs, including the nature, purpose, size and activities of VIEs, including how the VIEs are financed;

- Present separately on balance sheets assets of VIEs that can only settle obligations of the VIEs and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary;
- Whether the reporting entity has provided financial or other support during periods presented to the VIEs that it was not previously contractually required to provide; and
- Carrying amount and classification of the consolidated VIEs' assets and liabilities, including qualitative discussion of restrictions on assets.

27. Please expand the disclosure of your basis for consolidation to include all significant judgments and assumptions made in your analysis pursuant to ASC 810-10-50, including:

- Significant judgments and assumptions made in determining whether to consolidate VIEs or disclose involvement with VIEs;
- Nature of restrictions on consolidated VIEs' assets and carrying amounts of such assets;
- Nature of, and changes in, the risks associated with involvement in VIE;
- How involvement with VIEs affects a reporting entity's financial position, financial performance, and cash flows;
- Policy regarding how net income is attributed to non-controlling interests
- Whether owner of OpCo are different than owners of the WFOE;
- Description of significant terms to contracts (i.e., length of term/remaining term, renewal provisions, penalties for operator to get out of contract);
- Description of how contract terms grant power to direct significant activities and right to economic returns; and
- Whether enforceability of contracts represents significant judgment/assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Chris Lin, Esq.
        Simpson Thacher & Bartlett LLP